Sub-Item 77C:  Submission of Matters
to a Vote of Security Holders

At a special meeting of shareholders of the Registrant held on April 19, 2010, shareholders elected John R. Bartholdson, Robert M. Hamje, Jarrett B. Kling, L. Kent Moore and Thomas
 M. Turpin to comprise the Board of Trustees. Following the shareholder meeting, the Board of Trustees appointed
Walter W. Driver, Jr. as Advisory Trustee to the Registrant. Thomas M. Turpin has since resigned his position on the Board. The voting results were as follows:

			# Votes		# Votes Against
			For Proposal	         Proposal
John R. Bartholdson	119,947,929.470		0
Robert M. Hamje	 	120,033,835.000		0
Jarrett B. Kling		119,839,632.097		0
L. Kent Moore		120,117,525.230		0
Thomas M. Turpin		88,735,663.977		0

			# Abstentions 	# Broker Non-Votes
John R. Bartholdson	5,468,741.945		0
Robert M. Hamje	 	5,382,836.415		0
Jarrett B. Kling		5,577,039.318		0
L. Kent Moore		5,299,146.185		0
Thomas M. Turpin		36,681,007.438		0